--------
 FORM 4                                                      OMB APPROVAL
--------                                              --------------------------
Check box if                                            OMB Number 3235-0287
no longer subject                                     Expires: January 31, 2005
to Section 16.                                        Estimated average burden
Form 4 or Form 5                                      hours per response... 0.5
obligations may continue.                              -------------------------
See Instruction 1(b).


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*


   Ortenzio         Rocco          A.
   ------------------------------------------
   (Last)         (First)         (Middle)


     4716 Old Gettysburg Road, P.O. Box 2034
     ------------------------------------------
                    (Street)


     Mechanicsburg       PA             17055
     ------------------------------------------
     (City)            (State)           (Zip)


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2. Issuer Name and Ticker or Trading Symbol

     Select Medical Corporation - NYSE (SEM)

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3. IRS Identification Number of Reporting
   Person, if an entity

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4. Statement (Month/Day/Year)

     February 6, 2003

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5. If Amendment, Date of Original (Month/Day/Year)

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6. Relationship of Reporting Person(s)
   to Issuer

      X  Director               10% Owner
      X  Officer (give title    Other (specify
                     below)              below)
         Executive Chairman

------------------------------------------------
7. Individual or Joint/Group Filing
   (Check Applicable Line)

      X  Form filed by One Reporting Person
         Form Filed by More than One Reporting
         Person

-------------------------------------------------

             Table I - Non-Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned
 -----------------------------------------------------------------------------------------------------------------------------------

 1. Title of Security    2. Trans-    2A. Deemed     3. Trans-   4. Securities        5. Amount of    6. Ownership  7.Nature
    (Instr. 3)              action        Execution     action      Acquired (A)         Securities      Form:        of
                            Date          Date, if      Code        or Disposed          Beneficially    Direct (D)   Indirect
                            (Month/       any           (Instr.     of (D)               Owned           or           Beneficial
                            Day/          (Month/        8)         (Instr. 3, 4         Following       Indirect     Ownership
                            Year)         Day/                      and 5)               Reported        (I)          (Instr. 4)
                                          Year)                                          Trans-          (Instr. 4)
                                                                                         action(s)
                                                                                         (Instr. 3
                                                                                         and 4)

                                                         Code  V  Amount  (A) or Price
                                                                          (D)


   Common Stock, par      2/06/03                        X        146,193 (A)    $6.08
   value $.01 per share

   Common Stock, par      2/06/03                        X        146,194 (A)    $6.08
   value $.01 per share

   Common Stock, par      2/06/03                        J(1)      62,773 (D)    $14.16  2,348,850(2)      (D)
   value $.01 per share

   Common Stock, par                                                                         2,120(3)      (I)         By R.A.
   value $.01 per share                                                                                                Ortenzio
                                                                                                                       Family
                                                                                                                       Partner-
                                                                                                                       ship, L.P.

   Common Stock, par                                                                         5,200         (I)         By Spouse
   value $.01 per share

   Common Stock, par                                                                       246,857(4)      (I)         By Select
   value $.01 per share                                                                                                Healthcare
                                                                                                                       Investors
                                                                                                                       I, L.P.

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).
                                                                          (Over)
           Potential persons who are to respond to the collection of
         information contained in this form are not required to respond unless the form displays a current valid OMB control number.



FORM 4 (Continued) Table II- Derivative Securities Acquired, Disposed of, or
                   Beneficially Owned  (e.g., puts calls, warrants, options,
                   convertible securities)
------------------------------------------------------------------------------------------------------------------------------------

 1.Title of   2.Conver-  3.Trans-  3A.Deem- 4.Trans-  5.Number    6. Date     7. Title      8.Price 9. Num-   10.Own-  11.Nature
   Derivative   sion or    action     ed      action    of           Exer-       and         of        ber       er-     of
   Security     Exercise   Date       Exec-   Code      Deriva-      cisable     Amount      Deri-     of        ship    In-
   (Instr. 3)   Price of   (Month/    ution   (Instr.   tive         and         of          vative    Deri-     Form    direct
                Deriva-    Day/       Date,   8)        Securities   Expira-     Under-      Secur-    vative    of      Bene-
                tive       Year)      if                Acquired     tion        lying       ity       Securi-   Deri-   ficial
                Security              any               (A) or       Date        Securi      (Instr.   ties      vative  Owner-
                                      (Mon-             Disposed     (Month/     ties       5)         Benef-    Secu-   ship
                                      th/               of (D)       Day/        (Instr.3              icially   rity:   (Instr.
                                      Day/              (Instr. 3,   Year)       and 4)                Owned     Dir-    4)
                                      Year)             4 and 5)                                       Follow-   ect
                                                                                                       ing       (D) or
                                                                                                       Report-   In-
                                                                                                       ed Trans- dir-
                                            Code  V   (A)(D)      Date  Ex-    Title  Amount           action(s) ect
                                                                  Exer- pir-          or               (Instr.   (I)
                                                                  cis-  ation         Number           4)        (Instr.
                                                                  able  Date          of                         4)
                                                                                      Shares
 Warrants      $6.08     2/06/03            X            146,193  (5)   6/30/03 Common
 (right to                                                                      Stock
 buy)

 Warrants      $6.08     2/06/03            X            146,194  (5)   6/30/03 Common
 (right to                                                                      Stock                   0          (D)
 buy)

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Explanation of Responses:

(1) Payment of exercise price for 146,194 warrants by withholding securities incident to the exercise of the warrants.

(2) Since Mr. Ortenzio's last report, 31,500 shares previously held indirectly by Mr. Ortenzio as life tenant are now owned directly.

(3) These shares are directly owned by the R.A. Ortenzio Family Partnership, L.P., of which Mr. Ortenzio is a general partner.

(4)  These shares are directly owned by Select Healthcare Investors I, L.P.  Mr.
      Ortenzio is a 25% owner, Director and Chief Executive Officer of Select
     Capital Corporation, the general partner of Select Healthcare Investors I,
     L.P. Mr. Ortenzio disclaims beneficial ownership of any shares held by Select Healthcare Investors I, L.P. that exceed his pecuniary interest therein.

(5)  All warrants are vested and exercisable.

                                   /s/ Rocco A. Ortenzio               2/10/03
**  Intentional misstatements or   --------------------------------   --------
    omissions of facts constitute  ** Signature of Reporting Person     Date
    Federal Criminal
    Violations. See 18 U.S.C. 1001
    and 15 U.S.C. 78ff(a).


Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.

                                  Page 2 of 3




FORM 4 (Continued)

Rocco A. Ortenzio                        Select Medical Corporation - NYSE (SEM)
4716 Old Gettysburg Road,                                       February 6, 2003
P.O. Box 2034
Mechanicsburg, PA 17055

Table I - Non-Derivative Acquired, Disposed of, or Securities
                    Beneficially Owned (cont.)
------------------------------------------------------------------------------------------------------------------------------------


 1. Title of Security    2. Trans-    2A. Deemed     3. Trans-   4. Securities        5. Amount of    6. Ownership  7. Nature
                            action        Execution     action      Acquired (A)         Securities      Form:         of
                            Date, if      Date, if      Code        or Disposed          Beneficially    Direct (D)    Indirect
                            any           any                       of (D)               Owned           or            Beneficial
                            (Month/       (Month/                                        Follow-         Indirect      Ownership
                            Day/          Day/                                           ing Report-     (I)
                            Year)         Year)                                          ed Trans-
                                                                                         action(s)
                                                         Code  V  Amount  (A) or Price
                                                                          (D)


   Common Stock, par                                                                     1,907(6)         (I)          By Select
   value $.01 per share                                                                                                Invest-
                                                                                                                       ments I
   Common Stock, par
   value $.01 per share                                                                  8,168(7)         (I)          By Select
                                                                                                                       Invest-
                                                                                                                       ments
(6)  Mr. Ortenzio is the managing partner and 25% owner of Select Investments I.                                       III, L.P.
     Mr. Ortenzio disclaims beneficial ownership of any shares held by Select
     Investments I that exceed his pecuniary interest therein.
(7)  Mr. Ortenzio is the general partner and 70% owner of Select Investments
     III, L.P.  Mr. Ortenzio disclaims beneficial ownership of any shares held by Select Investments III, L.P. that exceed his pecuniary interest therein.

------------------------------------------------------------------------------------------------------------------------------------

                                  Page 3 of 3